First Franklin Corporation

                    4750 Ashwood Drive Cincinnati, Ohio 45241
                      (513) 469-8000     Fax (513) 469-5360

March 26, 1997


FOR IMMEDIATE RELEASE

CONTACT:  Thomas H. Siemers
President and CEO
(513) 469-8000



Thomas H. Siemers, President and CEO of First Franklin Corporation, has announced that the Board of Directors has declared a dividend of $0.08 per share for the first quarter of 1997. This is the thirty-fourth straight quarterly dividend declared by the Board. The quarterly dividend will be payable on April 21, 1997 to shareholders of record as of April 4.

First Franklin is the parent organization of Franklin Savings, which has seven offices in Greater Cincinnati.